Filed by Omnichannel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: August 23, 2021

Kin Insurance

Bootstrapping in America

Monday, August 23, 2021

CORPORATE PARTICIPANTS Tony Battista - Co-Host of tastytrade LIVE Kristi Ross - Co-CEO of tastytrade Sean Harper - President, Chief Executive Officer

PRESENTATION

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Tony Battista

Kristi, we’re back, Boostrapping in America.

Kristi Ross

Welcome to Bootstrapping in America where we interview some of the hottest entrepreneurs. Our guest today is the co-founder and CEO of Kin Insurance, which is a modern technology platform that makes it easy for customers to get home insurance products online.

This is his third appearance on the show in the last four years because his company has had a meteoric rise to say the least and they recently announced they’re going public. Please welcome Sean Harper. Thanks for coming on, Sean. Welcome back.

Sean Harper

Thanks for having me. Thanks for having me.

Kirsti Ross

Absolutely.

Tony Battista

Just a little applause. Congratulations on going public. It’s very nice.

Kristi Ross

Absolutely. Absolutely, all around. Well, so you--yeah, and we are going to dive into that in a little bit, but what we’ll do is we’ll start out with a little bit of your background. You were last on in September 2019, so before the pandemic hit, but why don’t you actually give any of our new viewers particularly a little bit of your background, because you’re clearly a serial entrepreneur.

Sean Harper

Yeah, it seems like forever ago, doesn’t it?

Kristi Ross

Yeah.

Sean Harper

So, for me and for my co-founder, Lucas, we have developed this specialty where we’re software guys and if you look inside of a bank or insurance company, you’ll see they’re actually software companies, but a lot of the times they’re not really good at software. In fact, there’s a joke in the insurance industry that insurance was one of the first industries to computerize, but they’re still using the same computers.

And, it’s not entirely wrong. And, so what we did in our last business and what we’ve been doing here in Kin is really just starting from scratch and saying hey, the average insurance company is 100 years old and the world has changed a lot since then. What if we just sort of took the world as it is right now and we built a company exactly for that? It would look really different.

It would be really high tech. It would have a lower cost structure. It would sell directly to the consumer instead of selling through the sort of retail agents that you see all over the place. It would use a lot of math and objective data in coming up with the pricing rather than sort of the old way of doing it.

And, the other thing that’s playing in here is actually the--for homeowners insurance, the climate is changing and that’s causing more and more extreme weather, and so you actually need to be built in a more data driven faster to react to changes way because of what’s going on with the environment, the climate. And, so that’s what we’ve been doing.

We set out five years ago to build a modern home insurance company and make it easier and cheaper to get insurance on your homes, and we’ve pretty much stuck to the plan. The one thing that really changed over that time period was we discovered that about half of the country live in places where it’s really hard to get insurance and those are areas where climate change is actually impacting us first and the weather is even more extreme.

So, this would be places like Florida, Texas, California, which by the way are three of our four most populous states, the Carolinas, Louisiana. These are places where it is much harder to get insurance. Insurance is a much more important part of people’s day to day lives and that’s where we focused, which as a company based in Illinois, we didn’t really think about that from the beginning.

Kristi Ross

Hey.

Sean Harper

But, that’s where the need was and as entrepreneurs, we really get excited about solving needs that are acute for customers.

Kristi Ross

Sure. Can I ask a quick question? You--I read this somewhere, so I need you to correct me where I’m wrong. But, I read that between Florida and Texas, it accounts for, like, over 25 percent of the premiums in the U.S. Is that right?

Sean Harper

--Isn’t that crazy?--

Kristi Ross

What am I missing?

Sean Harper

Yeah, that is absolutely right. So, actually, Florida, California, and Texas are all about $10 billion markets each.

Kristi Ross

--Wow.--

Sean Harper

Florida is the biggest of them and then Texas and then California, but these are huge states. They’re states that have exposure to more extreme weather, so the insurance is more expensive there. They’re also really prosperous states where the homes tend to be a little bit more expensive than other areas, some a lot more expensive, and that means they’re more expensive to insure too. And, so that’s really why they’re so big. It’s population, it’s exposure to extreme weather, and it’s the sort of housing stock.

Kristi Ross

Right. So, then if I do my math right, then so the total addressable market is over $100 billion, right?

Sean Harper

Yeah, that’s right. It’s a little bit more than $100 billion. I think depending when you ask, it might be $100/$110/$115 billion is spent on homeowners insurance every year in this country, which is really a lot. It’s actually about 2 percent of the income on average of the homeowners. This is an important part of people’s lives.

Kristi Ross

It absolutely is. And, so and you started to walk through, when you started to talk a little bit about legacy platforms versus what you have today. So, with being direct to consumer, start--just give just very basically, what--I don’t know if I want to say customer experience, but legacy process versus Kin’s process and maybe just give some examples of how it’s so easy to purchase through Kin.

Sean Harper

Yeah, so tech--the tech that we built helps our customers in a bunch of ways and the way that they see it first is that it’s just easier to get, and anyone’s who’s bought insurance or home insurance knows, it is kind of a pain. It can be kind of inconvenient with the inspections and the paperwork and the back and forth and the prices kind of change sometimes, and it’s a hassle, especially at a time--a lot of the times, people buy this when they’re trying to close on a house and it’s just like one more hassle to deal with.

And, so what we’ve done is we’ve actually built the tech to pull in all the data about your home and all the data about the geography around your home, and that allows us to do a bunch of cool things. But, one of those is you could just enter your address and get insurance and it saves people a lot of time and they really like it, and you’ll see it on our online reviews. They’ll say, “I love Kin because it was easy.”

The other thing that the direct to consumer really helps us with is we don’t have to pay those agents and the agents are actually really expensive. A lot of people don’t know this, but those agents at all the branches that are all over the place--in my town where I live, there’s, like, one street where there’s six insurance agents. It’s like, why? Who’s ever going into these places, honestly?

Those agents--

Tony Battista

Do those insurance companies or agents know who you are?

Sean Harper

I know, I know. I don’t wear the Kin t-shirt when I walk--

Tony Battista

--Good, good, good.

Sean Harper

But, they actually add about 17 percent to the cost structure, which is a lot.

Kristi Ross

--Seventeen percent, wow.

Sean Harper

Absolutely and that’s money that people could just be saving or using for other things or the insurance company could have more to pay out claims, and so that’s a real benefit of going direct to consumer. You can only do it with a lot of tech, but you can also sort of strip out that part of the cost structure, and that helps people also save. If you look at our online reviews, they’ll say, “I liked it because it was easy, I also liked it because it saved me money.” And, that’s really a big part of what people want.

Kristi Ross

And, then you can sell other things directly to them, right? That was one other thing too, that that’s an added benefit when you start to look further down the road. That customer really truly is yours directly. So, I love that. I’m so impressed with what you’ve built in just five years. So, I want to do a little bit of a comparison, because you did send a list of sort of highlights from the past two and a half years.

So, if we can, just sort of--I’d like to--I want to say let’s play a game, but we’ll do the comparison. So, sort of then and now. So, number of employees and I guess I’ll say in 2018 or end of 2018 versus how many you have now.

Sean Harper

Gosh, I think--I know we sent you guys a note. I should pull it up. I think we had--we have about 300 employees now and we had less than 100 at the time I think.

Kristi Ross

So, what about capital raise? And, you can--just capital raised then and now.

Sean Harper

Yeah, so I think in 2018, we had raised about $20 million of equity and for now, we’ve raised about $130 million of equity.

Kristi Ross

That’s phenomenal.

Sean Harper

And, that’s before we go public. Obviously, we’re going to be raising more money during the process of going public, of course.

Kristi Ross

Right, for sure. So, number of states licensed in back then versus now.

Sean Harper

This--so, this is a surprising one. It’s actually about the same. So, I think at the time, we were only really in one state, which was Florida, or maybe we had been in Florida and Texas, and right now, we’re actually only live in three states, which is Florida, Louisiana, and California. The reality is, is kind of what we were talking about before.

Those three states together are about a $20 billion market, so it’s pretty big, plenty of room for us to run. And, we’ve just really been interested in sort of focusing on getting it right in some of these hardest states. There is also a regulatory component to it where it is--it can be hard when you’re a young insurance company to get permission from all the other states to go in and that’s one of the other--

Kristi Ross

--Sure, a chicken and egg problem, yeah.

Sean Harper

It is, yeah, so there’s this thing. It’s--this is going to get super archaic, (SP) but there’s this thing in insurance where they have this thing called seasoning requirements, and so while we’ve been around for five years, when we started, we actually weren’t an insurance company. We were more like an insurance agent, like a supped up insurance agent called an MGA.

And, then about two years ago, so the summer of 2019, right before we were on the last time, we actually sort of pivoted and we had our own balance sheet then, and we became an insurance company. And, the way the rules work, once you’ve been in business in your home state, which for us is Florida actually, once you’ve been in business for three years, you can sort of port that license to any state.

Kristi Ross

--Got it.--

Sean Harper

But, until three years, you have to get an exception to allow you into those other state, and so we’ve sort of been limited. Now, there is a little bit of a hack. There’s a little bit of an end around, which is if you buy another insurance company that already has those licenses or merch with them, then you can sort of inherit their licenses, and so that’s something we’re also really excited about last week. We announced that we had signed a stock purchase agreement with another insurance company that’s dormant. It doesn’t have any operations, but it has licenses in 43 states, and so that’s going to really help us get into a bunch of these other markets.

Kristi Ross

Oh my God, perfect time for you to go public. Tony, can’t we do this now again because--

Tony Battista

--Absolutely, absolutely. Hopefully one of those 43 are Illinois. One of them is Illinois?

Sean Harper

One of them is, yes, and we’re excited to come to our home state.

Tony Battista

Come on, you’re born and bred and raised here. I mean, we’ve got to get you into the state.

Kristi Ross

That’s awesome. All right, what about customers then and now?

Sean Harper

Yeah, so at the time, so right--this year, we anticipate doing about $100 million of premiums collected from our customers, and I think at the time, we were below 20 for sure.

Kristi Ross

--That is so impressive.--

Sean Harper

Yeah, we’ve really grown a lot.

Kristi Ross

That is a true hockey stick, Sean.

Sean Harper

Yeah, well one of the really cool things about this business is people really don’t want to switch their homeowners insurance. So, if you do a really good job, you really get to keep most of your customers. For us, we keep about 90 percent of our customers. It’s actually 92 percent of our customers from one year to the next, and that makes it obviously a lot easier to grow, because I know if I do 100 this year, I kind of have 90-ish lined up for next year. It’s a pretty good start.

Tony Battista

Sure.

Kristi Ross

Yeah, for sure. So, what about--let me--I’m going to ask a couple other quick ones--the products you offered four years ago versus now. Like, is it the same product or do you have a wider product suite or what has changed in that regard?

Sean Harper

It’s pretty much the same thing. So, I think at the time, we were really just insuring sort of standalone homes, where the owner lived in it, and now we also insure condos, we insure manufactured homes, we also provide policies to landlords where they own the home, it’s a standalone home, but they don’t live there. And, then the other thing is within financial services, the notion of a product is a little bit different because one way we think about products is actually a sort of set of coverages and pricing that allows us to sell to customers that we couldn’t before.

So, I’ll give you an example. We recently announced a--or we recently launched--I don’t think we announced it. We launched a product that allows us to underwrite and price homes that have older roofs that are still in good shape, and that actually can be a big problem because a lot of people run into the situation where they’re like, “No insurance company will take me because my roof is 15 years old.” But, it’s fine.

Kristi Ross

--Oh, interesting.--

Sean Harper

It’s not leaking. It’s fine. Why would I replace a roof--and of course, the reason why the insurance company doesn’t want to, is the roofs that are 15 years old are more likely to get damaged the next time there’s a hailstorm or it gets really windy or whatever. And, so we actually came up with sort of a product that offers a little bit different set of coverages and it’s priced a little bit differently and allows us to go after them. And, we do that sort of thing all the time.

So, it’s not exactly a new product, but it kind of is to us. We program it differently, we price it differently, etc.

Kristi Ross

Yeah, but that makes a big difference for the end customer, right? So, and it opens up your market there.

Sean Harper

Exactly.

Kristi Ross

Love that. So, what about, I guess I’d say written policies or written premiums--not sure how you say it--back then versus now? Is there--do you have a total that you track?

Sean Harper

Yeah, we really track the dollar amount. So, our average customer pays about $1800 per policy. So, if we were at about $20 million, that was, what, about 10,000 customers at the time and now we’re at about $100 million, so it’s, like, 5X that. So yeah, it’s a lot. It’s like 100,00 people now, which is really cool.

Tony Battista

That’s big. You’re growing for sure, like Kristi said. Your retention rate--and that’s what it is--when you said 90/92 percent, I mean, that’s unbelievable. I mean, in sales, that type of retention rate is basically unheard of. So, what do you attribute it to?

Sean Harper

So, part of it is just the product. Homeowners insurance is a sticky product. So, what you’ll see even with the legacy companies, even with companies that sell through traditional agents, they’ll have 85/87/90 percent retention rates because, let’s face it, the reality is no one wants to think about insurance and unless something goes wrong or there’s a problem, why would you switch? So, that’s a big part of it.

And, then the second part of it is our customers really do like us. And, so if you go and look at our online reviews, you’ll see they’re almost all five star ratings, and that’s pretty unusual. So, home insurance is an industry that has about a 40-ish net promotor score, and ours is in the mid-80s. So, they really like us. They stick with us, and then we also don’t have those agents and one issue with the agents is they’re actually incentivized to switch the customer from one carrier to the next, and because we don’t have them, we have this direct relationship, we think that helps us have a better churn rate too.

Tony Battista

Sean, I’m going to put my consumer hat on for a quick second here. I love your answer because you could have gone in so many different directions with it, and to say that it’s a sticky business, just like the brokerage firm is a sticky business, it’s hard to get somebody to switch and when they switch, they typically stay. It’s an honest answer and I think as an insurance company, that’s a breath of fresh air. So, good job out of you.

Sean Harper

Thank you.

Kristi Ross

So, I want to bring something up because I found this online, is there was a LinkedIn post by one of your investors from Better Tomorrow Ventures and I loved this post because he actually shared in his article, essentially his write-up when he was first looking at investing in you. And, first of all, gave you compliments ten ways to Sunday in terms of you always invest in repeat entrepreneurs that continually innovate and create great businesses.

So, it was really, it was a fun read. But, there were a couple of things in there that I thought was absolutely phenomenal and one of them was even talking about your lifetime value of your customers. He did reference your retention.

Another thing I thought was really interesting in there, though, is there was--he mentioned that 70 percent of people want to buy their insurance online, but 95 percent of them go through agents. So, I think that this was something he wrote up way back when, which is really not that long ago, 2017 or 2018--no, 2017 I think. So, is that still the case today or how do you view that number? Do you track that? Because boy, I--once you get into all of those other states, my guess is Kin is going to rise to the top because customer experience matters, right?

So, just shed some light on that--sort of that 70 percent that want to, but 95 percent don’t.

Sean Harper

Yeah, so what you said is exactly correct. It’s still correct now and I’m sure it’s a big industry. It’s sort of slow moving, so not that much changes in three years.

It is true. If you survey customers, more than 70 percent of them really would prefer to have a digital direct experience and of course they would, especially now post-COVID. We buy all of our physical things online. We buy our groceries online. We buy our toilet paper online. It doesn’t make any sense to go to a physical store to buy a virtual product like insurance, especially if it’s cheaper, because we talked about the role agents play. It actually saves you money to buy it directly.

And, so I think people have just been trained by, first of all, all other financial services. We all trade stocks online, we all have retirement accounts online, we have credit cards we check online, etc., as well as all of the other things. We’re buying clothes and shoes and everything else online.

The really weird thing about homeowners insurance is that actually all of the providers, they all sell through these agents and so it’s still true that more than 90 percent of people are buying through those agents. And, so there really isn’t a direct--I mean, there’s us, but we’re this tiny new company and it’ll be a long time, even with our biggest aspirations. In a few years, we’re hoping we could be 1 percent of the market. It’s still super, super small.

But, I think it just shows there’s sort of a disconnect between what customers want and what they’re getting.

Tony Battista

So, you just mentioned you’re a smaller company. Would the big company in this space be Geico? Even though they’re a private company and you’ll be a public company.

Sean Harper

Yeah, so Geico is an interesting one. Geico really doesn’t do homeowners insurance.

Tony Battista

Oh, I didn’t know that. I mean, I know they did car and auto. I just assumed.

Kristi Ross

I didn’t know that either.

Sean Harper

Yeah, so the two--so, in auto insurance, it’s a little bit different. In fact, the shift that’s happening in homeowners right now, which we’re sort of starting, is something that happened--started happening in auto insurance 20 years ago and Geico and Progressive are both direct to consumer. They’re big brands. People recognize them. They’re very efficient, good cost structure, etc., and they’ve grown from being almost 0 percent market share to being about 20--more than 20 percent together, and it’s because people like that direct model and because it’s more efficient, etc.

Geico and Progressive really don’t do homeowners insurance. Progressive recently bought a company that does do homeowners called ASI. It’s kind of funny because most of the Kin Insurance team, sort of our actuaries and legal and everything, they all came from ASI after they were done with their earn out at Progressive.

So, I think they’re heading in that direction, but the largest homeowner carriers would be really old traditional companies like State Farm, Allstate, Liberty Mutual, and then in the areas where we’re really most active, which are these sort of coastal areas, it’s much more dominated by these regional carriers and they’re not brands that anybody recognizes.

Some of them are very big companies. Some of them are probably traded, but they’re just not household names in the same way that a State Farm or a Liberty would be.

Kristi Ross

Yeah, that makes sense. So, I want to talk about going public. I don’t want to miss an opportunity to do that. So, let’s do this, because I assume--and you can fill in the gaps here--but I assume, especially with the hockey stick growth you’ve had, you’ve been approached by probably numerous companies wanting to buy you and-and-and. So, I really would love for you to walk through sort of your thought process or the--sort of the journey in that and probably weighing exiting the company, selling it versus going public, and what some of those considerations were.

And, I’ll say one other thing, is we just went through that exact process over this last year and we were looking at a number of different SPACs and a number of different companies, and so been there, done that. We totally want to compare notes and sort of hear what your journey was.

Sean Harper

I know, what an amazing exit. Congratulations to you, by the way.

Kristi Ross

Thank you.

Sean Harper

It’s huge for the city and everything. It’s so cool.

Kristi Ross

Yeah, and you as well though. This is exciting. I love talking Bs, (SP) right?

Sean Harper

Yeah, exactly. So, we really don’t want to sell the company ever. We see insurance as being one of these huge pillars of the economy and just this--we could be doing more or less the same thing we’re doing right now, just gaining market share, ripping expenses out, serving users really well. We could be doing the same thing 10 years, 20 years, 30 years from now.

And, for me and Lucas, that’s--we both sort of--we both had exits previously. They weren’t huge. They weren’t like your exist, but they were solid singles, I guess, and we just, we looked at each other and we said we want to build something really big. We want to build an iconic. We want to take it as far as we possibly can. We want to be a part of making Chicago and now Tampa, where we have a big office, we want to be part of making these cities sort of part of the new tech wave, bringing a little bit of Silicon Valley there, replacing some of the old economy businesses that are so important there, and that’s just want we wanted to do.

So, never say never, but I would say for us, we would look an acquisition as sort of like a consolation prize and we want Kin to be a company that’s remembered. We want you to think of Geico and Kin in the same sentence 10 years from now.

Kristi Ross

Yeah, love it.

Tony Battista

On a personal level for you, now that it’s been about a week or so since you made the announcement, how are you feeling about all of this?

Sean Harper

Oh, we’re pumped. I mean, you know how it is with stuff like this. You always--yeah, we announced it last week. We’ve been working on this for six months, so it’s really nice to be able to go out and talk about it, because it’s hard. You have to keep these things a secret. You’re so excited about it, you want to tell people.

So, it’s really fun to be able to tell people. It’s really fun to be able to tell people at the company, Just the energy and the excitement and everything is really cool. I don’t know, it’s awesome.

Kristi Ross

I agree. The timing was pretty quick, though. You did this in five years, right? I mean, that’s really fast and to ultimately bring it from idea to going public. Did you imagine it was going to happen that quickly?

Sean Harper

We really wanted it to and we’re pretty responsible. So, we’ve always sort of gone by that, slow is smooth, smooth is fast kind of thing, and we really wanted to make sure our unit economics were solid and we didn’t scale prematurely, we didn’t waste investor money. We’ve been really efficient relative to some of the other companies going after the insurance market with a tech angle and things just sort of came together in a way that allowed us to do this.

I mean, I don’t know that--we wouldn’t--if this had taken seven years, we would not have been bummed out. That would be fine. If it was 10 years, it would have been fine. But, it’s always nice when things come together.

Kristi Ross

Yeah, I agree. Well, you also--you’re also a seasoned entrepreneur and I’m not calling you old. But, you created FeeFighters and TSS-Radio. You have been through this process, so you know sort of the levers to pull and push at what time, and I think that really makes a difference, right?

So, I do want to ask one quick thing about your investors, because you do have some high profile investors, like professional golfer.

Sean Harper

Rory, yeah, Rory McIlroy, yeah.

Kristi Ross

That’s right and boy, I can’t eve pronounce Gary’s last name. Vaynerchuk?

Sean Harper

Vaynerchuk, yeah.

Kristi Ross

Vaynerchuk, yeah. And, real estate moguls, Jeff Blau and Stephen Ross. How did you all--how did you get all of them involved?

Sean Harper

So, all of those actually came through--so, at Kin, we’ve always been really good at building software at the performance marketing and building an efficient business and all the sort of the nuts and bolts and the steak, so to speak. And, one thing that we really wanted in our partner was somebody who was great at the sizzle, who could be really helpful in marketing, on sort of raising our public profile, etc. etc.

And, so the SPAC that we’re merging with, the guy behind it, Matt, is--he literally teaches the course at Harvard on direct to consumer marketing, or on omnichannel marketing really, which is what this is. And, he actually is a partner in Steve Ross’s venture fund, which is RSE Ventures, and in Gary Vaynerchuk’s VaynerMedia, which is one of the biggest social media agencies anywhere. And, he just--he used to be the executive--he used to be some bigwig at the Dolphins. I don’t remember what his title was.

And, so it was just really exciting for us, because they understand the steak, but they also really understand the sizzle and it’s just--for us, the ability to get out there in that way and get guys like Rory and Gary involved is--I mean, it’s a game changer.

Kristi Ross

--It makes a difference.--

Sean Harper

It’s a trajectory changer, really.

Kristi Ross

Yeah, it is. So, I want to--I know I only have a couple minutes here, so I want to wrap this up. But, I do want to ask a question about you, meaning as CEO and what you’ve built so quickly, what would you say has been the most challenging aspect of your job in the last, I don’t know, last three years? And, what do you see as the most challenging aspect with you needing to sort of shift what you’re focus is when you’re a public company CEO? So, give me those two comparisons.

Sean Harper

Yeah, so I think the hardest thing about being an entrepreneur is knowing when to be stubborn and when to be flexible because if you’re too flexible, you don’t try hard enough to solve the really hard problems. But, if you’re too stubborn, you just keep banging your head against the thing, you don’t realize, oh there’s this easier path over here where you can do that.

And, so doing that and then also sort of teaching that to everyone at Kin and working together to make sure that we are trying hard enough to--at Kin, we talk about running through walls. This is one of our core values. We run through walls. But, sometimes, you have to just sort of maybe attack the wall from another angle or dodge around it a little bit. And, that’s a hard thing to get a feel for and I think is a really important thing to know as an entrepreneur.

And, then with respect to the public stuff, there are a lot of rules that have to be followed and we have some exposure to this too because we’ve been running an insurance company for the last three years and that’s a regulated entity. We also have a lot of rules at all big compliance department, lots of lawyers now at Kin, but that’s a real thing. It’s a true responsibility to be publicly held and have ordinary people as shareholders and it’s not easy to do. It requires investment and diligence and everything and that’s what we’ve been working on for the last six months, among other things obviously.

Kristi Ross

Right.

Tony Battista

So, Robinhood announced that they were going public with the, in my opinion, the horrible acronym of HOOD. What is your symbol going to be?

Sean Harper

We’ll be KI.

Tony Battista

Oh, beautiful. Good, good. I didn’t want it to be a disaster if we could spell it out or something like that. You don’t want it to be--it’s ridiculous--

Sean Harper

--FIRE, we could do FIRE, right?--

Tony Battista

Yeah, you don’t want anybody making fun of you online. KI is easy. Good one, perfect.

Kristi Ross

Yeah, that is a good one.

Tony Battista

I’ll be looking for it. New York or Pink Sheets or--

Sean Harper

Yeah, we’ll be on The New York Stock Exchange, so the ticker right now of the SPAC that we’re merging with is OCA and then once the merger is done, which hopefully will be soon, it’ll switch over. It’ll be KI.

Tony Battista

Great, fantastic.

Kristi Ross

Yeah, that’s perfect. Okay, so I am going to--one last question here. What advice would you give to somebody who is looking to go public through a SPAC?

Sean Harper

Yeah, I would say choose the right SPAC. I mean, there are a lot of them out there and this is the story everyone’s been talking about is all these SPACs and they all bring something a little bit different and what you need might be--and actually we went back and forth with our investment bankers about--they wanted us to choose a fintech focused SPAC or insurance focused SPAC because that’s what made sense to them. But, what felt right to us was we knew that sort of the missing element within Kin was the sort of marketing, and we really wanted to partner with someone who could help us in that aspect of the business, who could bring in related, who could bring in Rory, who could help us make the splash that we needed. And, that just felt right to us.

So, I think just figuring out how these things fit together and we didn’t need anymore. We have some of the invest insurance investors in the world already on our cap table. So, just how does it complement you and the investors you already have I think is super important.

Kristi Ross

Yeah, it absolutely makes sense. Well Sean, I have so enjoyed getting this update and I’m really excited for you and again, a huge congratulations. And, if you don’t mind, if you want to share with our audience where they can find out more about Kin Insurance, that would be fabulous.

Sean Harper

Yeah, absolutely. Best spot is just Kin.com, K-I-N.com, like family, and all of our social profiles and stuff are linked off of there, so you can hit us on Twitter and Insta and everywhere else.

Kristi Ross

It’s going to be fun to watch, so thanks again.

Sean Harper

Thank you.

Tony Battista

Thank you so much for you time. We’re going to take a quick 90 second break. When we come back, we’ve got more tastytrade after this.

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a prospectus of Omnichannel. The proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, New Jersey 07901.

Forward-Looking Statements

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Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Omnichannel’s and Kin’s control. While such information and projections are necessarily speculative, Omnichannel and Kin believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Omnichannel or Kin, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

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Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel and their ownership of Omnichannel’s securities in Omnichannel’s Annual Report on Form 10-K, which was filed with the SEC on March 31, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F Kennedy Pkwy Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

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This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.